UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): February 27, 2026

EQV Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42207	98-1786998
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1090 Center Drive Park City, Utah	84098
(Address of principal executive offices)	(Zip Code)

(405) 870-3781

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-third of one redeemable warrant	FTW U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	FTW	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	FTW WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

As previously announced, on August 5, 2025, EQV Ventures Acquisition Corp., a Cayman Islands exempted company (“EQV”), entered into a Business Combination Agreement, as may be amended, supplemented or otherwise modified from time to time (the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”), by and among EQV, Presidio PubCo Inc. (f/k/a Prometheus PubCo Inc.), a Delaware corporation and a direct, wholly-owned subsidiary of EQV (“Presidio”), Prometheus PubCo Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Presidio, Prometheus Holdings LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of EQV (“EQV Holdings”), Prometheus Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of EQV Holdings, and Presidio Investment Holdings LLC, a Delaware limited liability company (“PIH”).

Item 5.07 Submission of Matters to a Vote of Security Holders.

On February 27, 2026, EQV held its extraordinary general meeting of shareholders (the “Meeting”) to consider and vote upon the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Governing Documents Advisory Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal and, if needed, the Adjournment Proposal, each as defined and more fully described in the definitive proxy statement/prospectus that EQV filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2026 (the “Proxy Statement/Prospectus”). The shareholders of EQV approved the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Governing Documents Advisory Proposals, the Stock Issuance Proposal and the Incentive Plan Proposal. As there were sufficient votes to approve the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Governing Documents Advisory Proposals, the Stock Issuance Proposal and the Incentive Plan Proposal, the Adjournment Proposal was not presented to shareholders.

Holders of 27,640,312 Class A ordinary shares, par value $0.0001 per share, of EQV (the “Class A Ordinary Shares”) and 8,750,000 Class B Ordinary Shares, par value $0.0001 per share, of EQV (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) held of record as of January 30, 2026, the record date for the Meeting (the “Record Date”), entitled to vote at the Meeting, were present in person or by proxy, representing approximately 82% of the voting power of the Ordinary Shares as of the Record Date and constituting a quorum for the transaction of business. With respect to the Domestication Proposal, holders of Class B Ordinary Shares were entitled to ten votes for every Class B Ordinary Share owned, and holders of Class A Ordinary Shares were entitled to one vote for every Class A Ordinary Share owned, each as of the close of business on the Record Date. With respect to all other proposals submitted to a vote at the Meeting, each shareholder was entitled to one vote for each Ordinary Share held of record as of the Record Date.

The voting results for each of the proposals were as follows:

Proposal No. 1: The Business Combination Proposal

For	Against	Abstain
33,113,788	2,276,362	1,000,162

Proposal No. 2: The Domestication Proposal

For	Against	Abstain
111,863,787	2,276,361	1,000,164

Proposal No. 3: The Governing Documents Proposal

For	Against	Abstain
33,111,276	2,278,873	1,000,163

Proposal No. 4: The Governing Documents Advisory Proposals

Governing Documents Advisory Proposal 4A

For	Against	Abstain
32,613,560	2,576,412	1,200,340

Governing Documents Advisory Proposal 4B

For	Against	Abstain
32,613,599	2,576,403	1,200,310

  Governing Documents Advisory Proposal 4C

For	Against	Abstain
33,113,637	2,276,351	1,000,324

Governing Documents Advisory Proposal 4D

For	Against	Abstain
29,161,099	6,028,889	1,200,324

Governing Documents Advisory Proposal 4E

For	Against	Abstain
29,110,436	6,079,552	1,200,324

Governing Documents Advisory Proposal 4F

For	Against	Abstain
29,163,699	6,026,289	1,200,324

Proposal No. 5: The Stock Issuance Proposal

For	Against	Abstain
33,113,767	2,276,361	1,000,184

Proposal No. 6: The Incentive Plan Proposal

For	Against	Abstain
32,812,792	2,576,316	1,001,204

EQV had solicited proxies in favor of an Adjournment Proposal which would have given EQV authority to adjourn the Meeting to solicit additional proxies. As sufficient shares were voted in favor of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Governing Documents Advisory Proposals, the Stock Issuance Proposal and the Incentive Plan Proposal, this proposal was not voted upon at the Meeting.

In connection with the vote to approve the aforementioned proposals, as of 3:00 p.m. Eastern Time on February 27, 2026, the holders of 33,593,272 Class A Ordinary Shares properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $10.64 per share, for an aggregate redemption amount of $357,332,573.

Based on the results of the Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement/Prospectus and the Business Combination Agreement, the Business Combination is expected to be consummated on March 4, 2026.

Item 8.01 Other Events.

Based on the approval of the Domestication Proposal at the Meeting, on March 4, 2026, EQV will effect a deregistration under Article 181 of EQV’s amended and restated memorandum and articles of association and Section 206 of the Companies Act (As Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which EQV’s jurisdiction of incorporation will change from the Cayman Islands to the State of Delaware (the “Domestication”). Effective upon the Domestication, EQV will change its name to “Presidio MidCo Inc.,” and following the consummation of the Business Combination, existing shareholders of EQV will hold shares of Class A common stock, par value $0.0001 per share, of Presidio rather than Class A Ordinary Shares.

Based on the results of the Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement/Prospectus, the transactions contemplated by the Business Combination Agreement are expected to be consummated promptly.

On February 27, 2026, EQV issued a press release announcing, among other things, the results of the Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Form 8-K includes “forward-looking statements.” These include the expectations, hopes, beliefs, intentions or strategies regarding the future for EQV, Presidio, EQV Resources LLC (“EQV Resources”) or PIH, or those of their respective management teams. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed Business Combination between EQV and PIH and related transactions with EQV Resources and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Form 8-K, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQV Resources’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV Resources and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed Business Combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential Business Combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed Business Combination; the risk that the proposed Business Combination disrupts the current plans and operations of PIH; costs related to the potential Business Combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV, EQV Resources or Presidio resulting from the proposed Business Combination with the SEC, including under the heading “Risk Factors” in the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by Presidio, EQV Resources and PIH. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQV Resources nor EQV presently know or that Presidio, PIH, EQV Resources or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reﬂect Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV Resources and EQV anticipate that subsequent events and developments will cause Presidio’s. PIH’s, EQV Resources’ and EQV’s assessments to change. However, while Presidio, PIH, EQV Resources and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV Resources and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV Resources’ or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV Resources, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this Form 8-K contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this Form 8-K includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

No Offer or Solicitation

This Form 8-K shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQV Resources or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This Form 8-K is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is furnished with this Form 8-K:

Exhibit No.	Description of Exhibits
99.1	Press Release dated February 27, 2026.
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQV Ventures Acquisition Corp.

By:	/s/ Tyson Taylor
	Name:	Tyson Taylor
	Title:	President and Chief Financial Officer

Dated: February 27, 2026